Exhibit Y

38.  Attach as Exhibit Y policies and procedures implemented by the applicant to review any prohibition or limitation of any person with respect to access to services offered or data maintained by the applicant and to grant such person access to such services or data if such person has been discriminated against unfairly.

Applicants who are denied access to SDR Services have the right to appeal the denial utilizing the process outlined in Section 10.2 of the DDR Rulebook (Denial of User Application), which includes the right to request a hearing before three (3) members of the DDR Board.  In the event the denial is related to DDR as a SIP, DDR shall provide the SEC with notice of the denial, which shall be subject to review by the SEC on its own motion or upon application by the denied
Applicant pursuant to Section 11A of the Securities Exchange Act of 1934.
Regulators and entities who are denied access to DDR data should follow the process outlined in Section 6.7 of the DDR
Rulebook (Denial of Access to Data), which provides for a description of the grounds for the denial of access so that the party making the request may resubmit such application.
Additionally, Section 10.3 of the DDR Rulebook (Involuntary Termination Procedures) permits DDR to terminate Users in certain circumstances, including: (a) a material breach of the User Agreement, Operating Procedures, DDR Rulebook or any Applicable
Law; (b) a User's account or IT system is causing material harm to the normal operation of DDR's system; or (c) failure to pay fees when due..  Under Section 10.3.3 of the DDR Rulebook (Right of Appeal to Involuntary Termination), Users are permitted to appeal any involuntary termination.
A copy of DDR's Rulebook and Operating Procedures are available online at:

http://www.dtcc.com/~/media/Files/Downloads/legal/rules/DDR_Rulebook.pdf